

Warsaw, 2009-05-20

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH-1/43/2009

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025



Dear Sirs,

Please find enclosed the text of the Current reports no. 13/2009, 14/2009.

Best regards

Ireneusz Węgłowski

Vice-President

82-5025

Current report no. 13/2009
May 15, 2009.

Subject: Decision concerning the declaration regarding suspension of dividend payment

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that is has decided to put forward a motion for approval by the Annual General Meeting of "Orbis" S.A. Shareholders concerning distributing the net profit for the financial year 2008 amounting to PLN 40,043,663.09 by way of retaining the entire amount in the Company as retained earnings earmarked for statutory purposes.

Justification
Considering the unstable market conditions, caused by the economic crisis, as well as the challenges faced by „Orbis" S.A. under the adopted strategy of developing the Company' hotels and the resultant financial needs, the Management Board of „Orbis" S.A. proposes to retain the profit generated in 2008 in the Company.

Current report no. 14/2009
May 15, 2009.

Subject: Content of the Supervisory Board resolution containing evaluation of the Company's standing

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, in conjunction with point I section 2 of the Appendix to the Resolution No. 12/1170/2007 of the Stock Exchange Board dated July 4, 2007, hereby publishes – in line with the standards applicable to date – the content of the resolution adopted by the Supervisory Board of „Orbis" S.A. concerning evaluation of corporate standing of „Orbis" S.A. along with an Appendix thereto.

Resolution No 45 /VII/2009
of „Orbis" S.A. Supervisory Board
dated May 15, 2009,

concerning evaluation of corporate standing of „Orbis" S.A.

Pursuant to § 10 item 4 of „Orbis" S.A. Supervisory Board By-Laws, it is hereby resolved as follows:

§ 1

1. The Supervisory Board of „Orbis" S.A. has evaluated the corporate standing of the Company, particularly as regards its financial standing and development prospects, and submits this evaluation to the Ordinary General Meeting of Shareholders.

2. The evaluation referred to in item 1 forms an Annex hereto.

§ 2

The Management Board of „Orbis" S.A. is bound hereby to ensure that all the shareholders have the opportunity to familiarize themselves with the Evaluation of the corporate standing of the Company, by way of disclosing this resolution together with the Annex to the public in a current report and to make this Evaluation available along with other documents issued to shareholders not later than 15 days prior to the Ordinary General Meeting of Shareholders of the Company.

The voting on the Resolution was open.

Number of voting members: 10
Number of votes cast in favor of the Resolution: 10
Number of votes cast against the Resolution: 0
Number of abstaining votes: 0

/-/ handwritten illegible signature

Claude Moscheni
Chairman of the Supervisory Board
"Orbis" S.A

Appendix to Resolution no. 45/VII/2009
of "Orbis" S.A. Supervisory Board
dated May 15, 2009.

Concise evaluation of the corporate standing of Orbis S.A. for 2008,

presented to the General Meeting of Shareholders.

The Company's corporate standing should be considered as stable with a growth potential. Slowdown of the GDP growth in Poland and deterioration of the economic conditions in the entire Europe could have an impact upon the revenues in the hospitality industry; however, Orbis S.A. is prepared for it. The Company is looking for operating costs' savings by way of adjusting its operating structure, outsourcing contracts, agreements with suppliers and by slowing down the investment process. Thanks to a diversified hotel base, implementation of the 'yield management' system as well as stable financial situation, the Company anticipates that it will successfully pass through the economic crisis.

1. Key results.

Orbis S.A. performance in 2008 under the circumstances of a developing economic crisis confirmed the stable corporate standing of the Company. The Company's operations are progressing well, even under difficult market conditions. It is reflected in the growth of the Revenue per Available Room (RevPAR) ratio by 3.46% despite a drop in the occupancy rate by 1.6% ppts. as well as by the increase of the Average Room Rate (ARR) by 6.84%

Income statement of Orbis S.A.

	12 months ended on Dec. 31, 2008	12 months ended on Dec. 31, 2007	% change 2008/2007
Net sales of products, merchandise and raw materials	631 238	637 924	-1,05%
% share in total revenues	92,41%	84,77%	
Cost of goods sold	(471 568)	(455 409)	3,55%
Selling and marketing costs	(38 598)	(39 873)	-3,20%
Administrative expenses	(99 070)	(104 091)	-4,82%
of which:			
-depreciation & amortization	(130 832)	(111 791)	17,03%
- staff costs	(190 374)	(206 877)	-7,98%
- outsourced services	(135 176)	(128 889)	4,88%
% share in total costs	93,26%	95,07%	
Other operating income	51 813	114 533	-54,76%
Other operating expenses	(15 828)	(10 854)	45,83%
Revaluation of non-financial non-current assets	10 260	26 092	-60,68%
Operating profit / loss - EBIT	**68 247**	**168 322**	**-59,45%**
Finance income	0	51	-100,00%
Finance costs	(28 194)	(20 250)	39,23%
Profit / loss before tax	**40 053**	**148 123**	**-72,96%**
Income tax	(9)	(22 806)	-99,96%
Net profit/loss	**40 044**	**125 317**	**-68,05%**
EBIT margin (EBIT/Revenues)	10,81%	26,39%	-15,57pp
EBITDA	**199 079**	**280 113**	**-28,93%**
EBITDA margin (EBITDA/Revenues)	31,54%	43,91%	-12,37pp

Experiencing the effects of deteriorating business environment, Orbis S.A. closed the year 2008 with a net profit of PLN 40 044 thousand and EBITDA of PLN 199 079 thousand. Although lower than a year before, this result is good, particularly when compared with the past year's result after elimination of profit from real properties' sale transactions and other one-off transactions.

EBITDA, net of effects of one-off events

PLN thousand	12 months ended Dec. 31, 2008	12 months ended Dec. 31, 2007	% change 2008/2007
EBITDA	199 079	280 113	-28,93%
1. sale of real property		(64 185)	
2. revaluation of non-financial non-current assets	(10 260)	(26 041)	
3. amicable agreement in a dispute concerning real property	7 000		
EBITDA "pro forma"	195 819	189 887	3,12%

In 2008 average employment level declined by 9.1%, which is a result of closing of hotels and reduction of employment in operating establishments. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments.

The ratio of employment per one room available in hotel branches declined from 0.40 to 0.34.

In the first half of 2008 the Company completed reorganization of its structure and reduction of employment. Costs of termination benefits and compensation connected with the employment restructuring process paid out during that period totaled PLN 1 979 thousand, of which the amount of PLN 306 thousand was used out of the provision created at the end of 2006, however the amount of PLN 1 673 thousand was debited to the profit of the current period.

Costs of employee benefits decreased from PLN 206.9 million to PLN 190.4 million, i.e. by 8.0%.

Paid out wages and salaries totaled PLN 147.8 million and were by 3.3% lower than in 2007.

2. Selected Results and Phenomena that Call for Monitoring

- The debt-to-equity ratio in 2008 increased due to an increase of borrowings resulting from the disbursement of successive tranches of the investment credit facility. The said ratio does not exceed 30% and so it remains at a safe level for the Company.
- The current ratio is at a level of 0.54 and is slightly higher than in the past year (0.52). It does not pose any risk due to the fact that borrowings comprise by and large a loan from a subsidiary company.
- The profitability ratios in 2008 dropped due to the Company's performance under the circumstances of an economic crisis; however, they remained positive. They are expected to go up along with an upward trend of the economy.

3. Progress of the Investment Program

In 12 months of 2008, the expenditure of Orbis S.A. on property, plant and equipment amounted to PLN 230 838 thousand and was earmarked, among others, for completion of construction of four Etap hotels and continued modernization of the Grand hotel in Warsaw (which resumed its operations under the Mercure brand), as well as modernization of other selected hotels, including replacement of FF&E.

Continuation of the hotel modernization program

- The month of May saw the end of works related to the first and second stages of comprehensive rebuilding of the Grand hotel in Warsaw. 158 modern rooms, equipped in accordance with the Mercure brand standards, were rendered operational. Other works were continued in the second half of the year.
- The third stage of modernization of the Mercure Hevelius hotel in Gdańsk continues. The scope of works covers interior design and remodeling of public areas (mezzanine + ground floor). Works will go on in 2009 and are scheduled to end at the end of the second quarter of the year.
- Modernization of recreation areas, embracing the swimming pool, fitness club, SPA and a conference room, as well as replacement of FF&E, came to an end in Sofitel Victoria in Warsaw.
- Modernization of bathrooms in the „old" section of Novotel Airport in Warsaw was finished.
- Façade was replaced and the main hotel entrance was modernized in the Skalny hotel in Karpacz. Works related to modernization of the swimming pool are underway, and a tendering procedure for modernization of public areas has been launched.

As far as the remaining hotels are concerned, investment expenditure was spent on smaller-scale modernizations that were nevertheless required for proper functioning of the hotel as well as guests' safety and comfort. Expenditure was also earmarked for purchase of property, plant and equipment, including computer hardware and software.

New hotels:

In line with the adopted strategy of development, the process of construction of new Etap and Ibis hotels is underway in the Group. Following the opening of two Etap hotels in Katowice and Kraków in May this year, two successive Etaps, i.e. Wrocław Południe and Wrocław Stadion, were rendered operational in the fourth quarter of 2008. At the same time, works related to the construction of an Ibis in Kielce and an Etap in Toruń were carried out. Preliminary works continued in connection with construction of Ibis Nowe Miasto and Etap Nowe Miasto hotels in Kraków.

Investment plans:

Decelerated pace of economic development in Poland has brought about modifications in investment plans of ORBIS S.A. in 2009. Analyses have indicated that, given prevailing market conditions, implementation of all modernization and development projects provided for in the Orbis Hotel Group Strategy will not ensure attainment of formerly planned profitability ratios.

Total expenditure that Orbis S.A. plans to expend on modernizations and development in 2009 will not exceed PLN 100 million.

The modernization budget focuses, first and foremost, on the Mercure Hevelius hotel in Gdańsk and covers continuation of comprehensive modernization of the hotel, commenced in 2007 and continued in 2008, aimed at improving its standard. Works are scheduled to come to an end by the end of the first half of 2009. The modernization budget covers also preparation of design documents for modernization of Novotel Centrum in Poznań, completion of the third stage of renovation of the Mercure Grand in Warsaw, initiated in 2008, as well as settlement of costs of modernization works carried out in Sofitel Victoria and Skalny hotel in Karpacz in 2008. Remaining expenditure will be appropriated for limited-scale modernizations, aimed predominantly at adjusting hotels' safety systems (chiefly fire safety) to comply with regulations in force, and purchases of property, plant and equipment that are necessary to maintain proper technical condition and operating standard.

Development projects concern continued construction of economy hotels (Ibis and Etap) in Kielce, Toruń and Kraków as well as construction of Novotel in Łódź under a contract with a developer.

In the 2009 investment budget, the Orbis Hotel Group has also provided for funds for preparation of design documents for construction of successive hotels in selected cities and for purchases of new plots of land.

4. Demand for the services of the Polish hotel market in 2008

The Institute of Tourism has published estimate figures for four quarters of 2008 relating to incoming and outgoing tourism. During 12 months of 2008, the volume of outgoing traffic totaled approx. 50.2 million trips made by Poles abroad (by approx. 5.6% more than in the corresponding period of 2007). During the same time, Poland was visited by 60 million foreigners (by 9.0% less than during four quarters of 2007). The number of tourist arrivals during the same period is estimated at approx. 13 million (by some 13.0% less than during the corresponding period of 2007).

In 2008, Orbis S.A. hotels reported an increase of the Average Room Rate (by 6.84%) and of the RevPar, i.e. the Revenue per Available Room (growth by 3.46%). The remaining operating figures were lower as compared to the corresponding period of 2007, mainly as a result of decline in the number of tourists visiting Poland at the end of 2008, caused by the global economic and financial crisis. The number of roomnights sold decreased by 8.75%, with the number of rooms being somewhat below the 2007 level. The occupancy rate equaled 50.90% (drop by 1.60 ppts. as compared to the past year).

The share of business customers in the overall number of customers (67%) was greater than the share of tourists (33%). As regards the nationality mix, the share of Polish guests increased by 3 ppts. and totaled 44% of all stays. Foreigners accounted for 56% of the guests.

According to adjusted forecasts of the Institute of Tourism, the overall number of tourist arrivals will grow from 12.9 million in 2008 to approx. 16 million in the years 2012 and 2013, which translates into average annual dynamics of tourist arrivals in Poland in the years 2007-2013 at the level of 1%. The growth of incoming traffic from non-neighboring EU "15" countries, North America and other overseas countries can be expected to continue (however, the growth rate will stand at 4.2% per year). Stabilization may be expected in the number of arrivals from Germany. Arrivals of our Eastern neighbors declined significantly in 2008 after Poland entered the Schengen zone and the volume of the future traffic is not certain.

Taking the above facts into account, and considering especially the implementation of the updated Strategy of the Company and safe financial standing, the Supervisory Board favorably evaluates the prospects for the Company's development.

Chairman of the Supervisory Board	Claude Moscheni	*/-/ handwritten illegible signature*
Vice-Chairman of the Supervisory Board	Jacek Kseń	*/-/ handwritten illegible signature*
Member of the Supervisory Board		
	Erez Boniel	*/-/ handwritten illegible signature*
	Elżbieta Czakiert	*/-/ handwritten illegible signature*
	Michael Flaxman	*/-/ handwritten illegible signature*
	Artur Gabor	*/-/ handwritten illegible signature*
	Christophe Guillemot	*/-/ handwritten illegible signature*
	Christian Karaoglanian	*/-/ handwritten illegible signature*
	Andrzej Procajło	*/-/ handwritten illegible signature*
	Jarosław Szymański	*/-/ handwritten illegible signature*